Mail Stop 6010

July 21, 2006

Ms. Audra J. Mace
Chief Financial Officer
Electro Energy, Inc.
30 Shelter Rock Road
Danbury, CT 06810

>   **RE: Electro Energy, Inc.**
>   **Form 10-KSB for the year ended December 31, 2005**
>   **Form 10-QSB for the quarter ended March 31, 2006**
>   **File No. 0-51083**

Dear Ms. Mace:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 7

Financial Condition, page 11

Liquidity and Capital Resources

1. We note the significant increase in your prepaid and other assets, related to sales of your common stock and due diligence related to an asset purchase. Please describe to us the nature and significant components of these costs, the period over which they will be expensed and tell us why presentation as an asset is appropriate. Additionally please revise your balance sheet presentation in future filings to separately disclose any amounts in excess of 5% of current assets.

Note 8 – Related Parties, page F-18

Development Agreement, page F-19

2. We see that in connection with the development agreement you issued 15,000 warrants. Please address the following:

    · Show us how you accounted for the warrants at issuance, and at subsequent balance sheet dates. Clearly explain any significant assumptions used to value the warrants.

    · Provide us with your analysis of this agreement under EITF 00-19.

    · Additionally tell us why you recorded a deferred contract cost on your statement of stockholders' equity at issuance.

Form 10-QSB for the quarter ended March 31, 2006

Note 6. Stockholders' Equity, page F-13

Stock Options, page F-13

3. We note that you recorded additional deferred compensation expense related to the fair value of unvested stock options upon the adoption of SFAS 123(R). In

addition, it does not appear that you eliminated the previously recorded intrinsic value based deferred compensation related to these awards.

- Tell us how your presentation reflects the guidance in paragraphs 74, and Illustrations 4(a) and 23(b) of SFAS 123(R).
- Provide us with sample journal entries showing how you accounted for the transition upon adoption of SFAS 123(R).

Note 9 – Subsequent Events, page F-15

Asset Purchase Agreement, page F-16

4.   We see that you acquired certain assets from Lithium Nickel Asset Holding Company in exchange for 5,750,000 shares and 2,000,000 warrants. Please respond to the following:

- Tell us and disclose the cost of assets acquired, the value assigned to common stock and warrants issued, and the basis for determining that value. For each asset acquired please disclose the depreciation/ amortization period.

- Describe all material terms of the warrant agreement and tell us how you plan on accounting for the warrants. Please provide us with your analysis of each of the conditions described in paragraphs 12-32 of EITF 00-19.

- We see that you agreed to register certain shares on behalf of the Seller. Please describe your registration obligations and disclose any penalties for failure to timely register. Tell us how you are accounting for the registration rights you have provided and your consideration of EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.*

- Tell us how you accounted for the subsequent forfeiture of 500,000 warrants by the Seller and the 1,000,000 warrants issued in conjunction with the lease transaction. Please cite any authoritative literature upon which you are relying.

Unregistered Sales of Equity Securities, page F-23

5.   We note on April 5, 2006 you issued senior secured convertible notes and
        warrants to purchase common stock for aggregate proceeds of $11,000,000.
        Additionally we see that you may incur liquidated damages or penalties pursuant
        to a registration rights agreement. Please refer to the guidance provided in the
        Division of Corporation Finance's Current Accounting and Disclosure Issues
        Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address
        the following:

        ·   Please tell us all the material terms of the convertible notes and warrants,
                including but not limited to, the conditions under which you or the holder may
                convert into common shares, the conversion rate and all conditions that may
                result in adjustments to that rate, any conditions under which you or the holder
                may accelerate payment of the notes, the interest rate and the conditions that
                result in adjustments to that rate. Likewise, please clearly describe the
                material terms of the registration rights agreements, including the conditions
                under which you would be required to pay liquidated damages.

        ·   Tell us how you have considered the guidance provided in EITF 05-4 in
                concluding how to account for these instruments. While we note that the EITF
                has not reached a consensus on this issue and has deferred deliberation until
                the FASB addresses certain questions which could impact a conclusion on this
                issue, please tell us how you considered the guidance in EITF 05-4 and the
                different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4
                in analyzing the registration rights agreement and in considering whether you
                are required to bifurcate the conversion option from the debt host.

        ·   Tell us how you have applied the guidance in EITF 00-19 in evaluating
                whether the various features of your convertible term notes, including for
                example, the conversion feature, the 24-month reset provision, put option,
                make whole provision, etc., are embedded derivatives that you should separate
                from the debt host, record as liabilities and account for at fair value under
                SFAS 133. Please provide us with your analysis of each of these features
                under paragraphs 12-32 of EITF 00-19.

        ·   Revise future filings to disclose the material terms of the convertible notes and
                warrants and how you have accounted for the convertible notes, including any
                related discounts and any embedded derivatives requiring bifurcation pursuant
                to SFAS 133. Also, your critical accounting estimates should disclose the
                methodology and significant estimates used to value any of instruments you
                carry at fair value.

In addition, it appears that the warrants issued in this transaction are also subject to the same registration rights agreement noted above for the convertible debt. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Item 3. Controls and Procedures, page 6

6.   We note your statement that "… a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Angela Crane
Branch Chief